SPITZER & FELDMAN P.C.
                               COUNSELLORS AT LAW

                                 405 PARK AENUE
                          NEW YORK, NEW YORK 10022-4405
                                 (212) 888-6680




                               September 13, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re: Progressive Return Fund - Application to Withdraw Registration Statement on Form N14 (File No. 333-97665)


Ladies and Gentlemen:

           Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "SECURITIES ACT"), Progressive Return Fund, Inc. (the "COMPANY") hereby respectfully requests that the Securities and Exchange Commission (the "COMMISSION") consent to the immediate withdrawal of the Company's Registration Statement on Form N14, including all exhibits thereto (File No. 333-97667) (the "REGISTRATION STATEMENT"), filed on August 5, 2002.

           The Company requests withdrawal of the Registration Statement because the Company has been informed by the staff of the Commission that the N-14 initially filed on August 5, 2002 was filed using incorrect EDGAR codes thereby causing it to fail to register the shares required as part of the merger contemplated in the proxy prospectus included as part of the Form N-14. Filing fees were paid the Commission on or about August 5, 2002 but have not been collected and remain in the Commission's account. The Company will be filing a corrected Form N-14 immediately upon the filing of this Form RW to correctly register the shares required to complete the merger if approved by the funds' stockholders.

           The Company further requests that an order with the date of the grant of the withdrawal be included in the files for the Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

           The Company also requests in accordance with Securities Act Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company's account.



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Securities and Exchange Commission
September 1, 2002
Page 2



           Please address any questions to the Company's outside legal counsel, Spitzer & Feldman P.C., attention Thomas W. Westle, at (212) 888-6680.

                                              Very truly yours,
                                              Progressive Return Fund, Inc.

                                                  /S/ THOMAS W. WESTLE
                                              By:_______________________________
                                              Name: Thomas W. Westle
                                              Title:



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